UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-39147

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

21/24F, Ping An Finance Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong, 518000
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

OneConnect Provides Updates as to Expected Trading Halt of its ADSs on the NYSE on October 30, 2025

OneConnect Financial Technology Co., Ltd. (the “Company”) provides updates as to expected trading halt of its ADSs on the NYSE on 9:30 a.m. on October 30, 2025 (New York time).

On September 23, 2025, the Company, Bo Yu Limited and Ping An Insurance (Group) Company of China, Ltd. (“Ping An Group”) jointly filed the Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) with the U.S. Securities and Exchange Commission. The Schedule 13E-3 relates to the proposal to privatize the Company by way of a scheme of arrangement under the Companies Act (2025 Revision) of the Cayman Islands, pursuant to which the Company will become an indirect wholly-owned subsidiary of Ping An Group (the “Scheme”). The Schedule 13E-3 contained the final proxy statement for the Scheme (the “Scheme Document”). As set out in the Scheme Document, the Company will hold a Court Meeting and an Extraordinary General Meeting on October 28, 2025 (Hong Kong time) to approve, inter alia, the Scheme. The Company expects to announce the results of the two meetings on the same day.

If the Scheme is approved at the two meetings, it is anticipated that the NYSE will implement a trading halt of the Company’s ADSs before market opens on October 30, 2025 (New York time) at the request of the Company and in coordination with the last day of trading of the Company’s Ordinary Shares on the Hong Kong Stock Exchange on October 30, 2025 (Hong Kong time). In the event that the Scheme is sanctioned by the Cayman court and becomes effective in November 2025, the trading of the Company’s ADSs on the NYSE will not resume and the last day of trading of the ADSs on the NYSE will be October 29, 2025 (New York time). Please refer the Schedule 13E-3 for more details.

Unless otherwise defined herein, capitalized terms used herein shall have the meaning given to them in the Schedule 13E-3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Dangyang Chen
	Name:	Dangyang Chen
	Title:	Chairman of the Board and Chief Executive Officer
Date: October 20, 2025

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